AMTRUST FINANCIAL SERVICES, INC.
59 Maiden Lane, 6th Floor
New York, New York 10038

November 8, 2006

Via EDGAR Correspondence
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attn: Mr. Jeffery Riedler
          Assistant Director

          Form S-1 For Amtrust Financial Services, Inc. (File No. 333- 134960)

Dear Mr. Riedler:

   Amtrust Financial Services, Inc. (the “Company”) is enclosing herewith an acceleration request with respect to the above captioned registration statement. In connection with such request, the Company hereby acknowledges that:

•
should the Commission or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

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the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

AMTRUST FINANCIAL SERVICES, INC.

By: /s/ Ronald E. Pipoly, Jr.
Name: Ronald E. Pipoly, Jr.
Title: Chief Financial Officer